Christopher Werner, Chief Executive Officer

C3 Bullion, Inc.

875 N. Michigan Avenue, Suite 3100

Chicago, IL 60611

920-207-0100

VIA EDGAR DELIVERY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

Division of Corporation Finance Office of Trade & Services

WASHINGTON, D.C. 20549

Attn: Kate Beukenkamp at 202-551-3861

cc: Mara Ransom at 202-551-3264

Re:C3 Bullion, Inc.- Amendment No. 4 to Offering Statement on Form 1-A,

Filed March 26, 2024 - File No. 024-12367

Dear Ms. Beukenkamp:

We have reviewed your comments covering our amended offering statement and hereby provide the following responses and edits to you:

Amendment No. 4 to Form 1-A filed March 26, 2024 Cover Page

1.We note your response to prior comment 1 and reissue in part. Specifically, we note that your revised disclosure now reflects that you intend to apply to have the Shares listed for trading on the LATINEX or the OTCQB. However, despite deleting certain disclosure, it appears that there continues to be uncertainty around your ability to meet such listing standards. Please further revise your disclosure and advise investors of the lack of liquidity associated with any Shares purchased in this offering and the uncertainty associated with any future liquidity, given the various listing requirements you will need to satisfy, such as the preparation of audited financial statements. Consistently revise your accompanying risk factor beginning with "There has been only a limited public market for our Shares." on page 27.

We have engaged Fruci & Associates II, PLLC as Auditor and have included audited financial statements.  We have also included language to have secondary trading take place through the ATS of tZero when and if available.  tZero has been engaged as broker-dealer to the offering. Management believes including audited financial statements will satisfy the listing requirements of the tZero ATS, LATINEX or OTCQB.

2.We note your revision to the email address of your founder, Christopher Werner, which is now reflected here and elsewhere as "cwerner@C3Bllion.com." However, elsewhere your disclosure continues to reflect Mr. Werner's address as "cwerner@C3Bullion.com." Additionally, other applicable email addresses continue to contain "@C3Bullion.com." Please revise as applicable to provide the correct email address throughout your offering circular.

Mr. Werner’s email address is cwerner@c3bullion.com and we have made that consistent throughout the amendment.  We apologize for this oversight.

Frequently Asked Questions, page 3

3.We note your response to prior comment 2 and reissue in part. With an eye towards clarity and consistency, revise your disclosure to explain any redemption, distribution or dividend feature of the Shares your are offering. In this regard, please revise your disclosure to your questions titled "What kind of distributions may I expect? and "When will I get my money back?" to expand your discussion and explain the mechanics of these features and clarify the source of funds for distributions and repayment to holders of Shares. Further, please revise to address any references to "distribution to Partners" as these references seem inappropriate given the conversion of the issuer from a partnership to a corporation.

We have revised the disclosure throughout the offering circular amendment in response to this comment with tZero and are consistent that we might pay a dividend but it cannot be assured.  The Plan of Distribution and additional language set forth on page 3 remains consistent throughout.  We have also scanned the document and replaced “Partners” with “Shareholders” in several instances.

Offering Circular Summary, page 8

4.We note your response to prior comment 3 and reissue in part. Please revise your disclosure to make clear the dollar amount of shares placed in the Reg. S offering as of the date of this offering circular. In this regard, we note that you state in the Offering Circular Summary on page 8 that $500,000 of Shares in the Reg. S Offering have been placed. However, under the section titled "Plan of Operation" on page 43, you state that you have placed approximately $875,000 Shares in the Reg. S Offering. Please reconcile. Also, revise to disclose the dollar amount sold in your Reg. D offering; in this regard, your Amended Form D filed on January 12, 2024 indicates that you have sold $725,000 of Shares.

We have revised the disclosure throughout the amendment to reflect that $925,000 has been raised to date in the Regulation S and 506(c) offering to date.

C. C3's Project Sourcing Artificial Intelligence (AI) Tool, page 37

5.We note your revisions to page 37 including deleting the reference to working in collaboration with an entity called InferenceFrame to develop a proprietary AI software solution. Please revise your offering circular to make clear whether you are designing and developing this AI tool alone or whether you continue to collaborate with any third parties. In this regard, we note that your business is a precious mining management consulting firm.

Management has deleted reference to Inference Frame specifically as their engagement is complete and a new AI collaborator, Solutionsloft, Delaware, will be involved with the Company going forward. We have referenced Solutionsloft and attached their MSA to this filing.

F. Mine+ Group, page 38

6.Elaborate upon the terms of the engagement you have entered into with Mine+ Group. File any material agreement that reflects these terms as an exhibit, consistent with Item 17.6 of Form 1-A.

Mine+ has been engaged as a consultant to the Company in order to provide operational services when and if needed when projects require their expertise.  We previously attached the MSA with Mine+ as an Exhibit 6 to the offering statement.

General

7.We note your response to prior comment 5 and reissue. While your amendment here is reflected as "Amendment No. 3," as indicated in our prior comment, your current amendment filed March 26, 2024 would be Amendment No. 4. Please mark you next amendment accurately as "Amendment No. 5."

We have filed the current amendment as “Amendment No. 5” in connection with your comment..

Please contact Jim Simmons at 401-952-5858 or my office at 920-207-0100 with further questions and what additional comments you have.

Sincerely,

/s/ Christopher Werner

Christoper Werner, Chairman and CEO

cc: James R. Simmons (jsimmons@simmonsltd.com)

Dated: August 28, 2028